Exhibit 99.B(d)(2)(AA)(i)

Directed Services LLC

1475 Dunwoody Drive, West Chester, PA 19380

September 15, 2008

Directed Services, LLC

1475 Dunwoody Drive

West Chester, PA  19380

Re:                               Sub-Advisory Fee Waiver

Ladies and Gentlemen:

Directed Services LLC (“DSL”) and OppenheimerFunds, Inc. (“Oppenheimer”) are parties to a Portfolio Management Agreement dated September 15, 2008 (the “Agreement”) under which DSL has agreed to pay Oppenheimer an annual sub-advisory fee in the amount of 0.10%, as a percentage of average daily net assets of ING Oppenheimer Active Asset Allocation Portfolio.  By execution of this letter, Oppenheimer hereby voluntarily waives a portion of the annual sub-advisory fee that it is entitled to receive as follows:

Oppenheimer will waive five (5) basis points from the sub-advisory fee payable by DSL for an initial period commencing on the date of the Agreement through and including May 1, 2010.  The amount of the fee waiver will be five (5) basis points per year, as reflected in the post-waiver sub-advisory fee schedule set out below.

Annual Sub-Advisory Fee
as a percentage of average daily net assets

0.05%

This letter agreement shall terminate upon the termination of the Agreement.

Sincerely,

/s/ Todd Modic	/s/ Christina Nasta
Todd Modic	Christina Nasta
Vice President	Vice President
Directed Services LLC	OppenheimerFunds, Inc.